

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 17, 2017

Joseph E. Scalzo
Chief Executive Officer and President
The Simply Good Foods Company
1050 17th Street, Suite 1500
Denver, CO 80265

> **Re: The Simply Good Foods Company**
> **Registration Statement on Form S-1**
> **Filed October 3, 2017**
> **File No. 333-220775**

Dear Mr. Scalzo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Beneficial Ownership of Securities, page 91

1.   Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Atkins Holdings LLC. See Instruction 2 to Item 403 of Regulation S-K.

Selling Stockholders, page 94

2.   Please disclose any position, office, or other material relationship that any selling stockholder (or any entity or person who has control over such selling stockholder entity) has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K and Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Christian O. Nagler
        Kirkland & Ellis LLP